Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006	2007
Fixed Charges Computation
Interest expensed and capitalized	$12,060	$13,857	$49,043	$35,119	$29,671
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3,857	6,031	10,634	2,843	5,318
Reasonable approximation of interest within rental expense	1,139	1,462	2,433	3,092	3,440

Total Fixed Charges and Preferred Equity Dividends	$17,056	$21,350	$62,110	$41,054	$38,429

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$60,081	$105,107	$163,808	$137,816	$59,236
Plus
Fixed charges	17,056	21,350	62,110	41,054	38,429
Minus
Interest capitalized	230	435	464	1,027	784

Total Earnings	$76,907	$126,022	$225,454	$177,843	$96,881

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.51	5.90	3.63	4.33	2.52